TORREYA CAPITAL, LLC

**Statement of Financial Condition
with
Report of Independent Registered Public Accounting Firm
thereon
December 31, 2022**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	Oct. 31, 2023
Estimated average burden	
hours per response…	12.00

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69954

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Torreya Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

  ☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, Suite 1201

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Krebs	212-257-6035	Michael.Krebs@torreya.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

Citrin Cooperman & Company, LLP

(Name – if individual, state last, first, middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005		2468
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Krebs, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Torreya Capital, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: FinOp

Michael Krebs

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.* See section 240.17a-5(e)(3)



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Torreya Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Torreya Capital, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Torreya Capital, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Torreya Capital, LLC's management. Our responsibility is to express an opinion on Torreya Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Torreya Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.


Uncertainty Regarding Impacts of Recent Disruptions in U.S. Banking System

As discussed in Note 11 to the financial statement, in March 2023, the shut-down of certain financial institutions raised economic concerns over disruption to the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

Citrin Cooperman & Company, LLP

We have served as Torreya Capital, LLC's auditor since 2017.
New York, New York
March 30, 2023

Torreya Capital, LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	2,196,709
Investments, at fair value		74,775
Fees receivable, net of reserve for credit losses		1,869,163
Prepaid expenses and other assets		626,362
Security deposit		235,305
Operating lease right of use asset		1,028,685
Fixed assets, net of accumulated depreciation		25,091
Total assets	$	6,056,090

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	1,135,871
Accrued income taxes		343,775
Due to affiliates		188,112
Deferred revenue		505,000
Operating lease liability		1,028,685
Total liabilities		3,201,443
Member's equity		2,854,647
Total liabilities and member's equity	$	6,056,090

The accompanying notes are an integral part of this financial statement.

Torreya Capital, LLC
Notes to the Financial Statement
December 31, 2022

1. Nature of operations and summary of significant accounting policies

Nature of Business

Torreya Capital, LLC (the "Company"), a wholly-owned subsidiary of Torreya Holdings, LP (the "Parent"), is a limited liability company organized under the laws of the state of Delaware on April 12, 2017. On November 21, 2017, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a strategic and financial advisory firm in the life sciences industry, which focuses on the private placement of securities and on the planning and structuring of transactions, including mergers, acquisitions, restructurings and other significant corporate and finance activities, which may result in securities offerings.

The Company also operates a branch office in the United Kingdom (the "UK") as an Office of Supervisory Jurisdiction for the purpose of expanding the Company's business in the UK. The operations of the Company's branch office in the UK are conducted from the office of the Company's UK affiliate, Torreya Partners (Europe), LLP (the "UK affiliate"). The operations of the UK affiliate are substantially the same as the Company.

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of a reserve for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. The Company had a beginning Fees Receivable balance of $2,137,163 on January 1, 2022 and an ending balance of $1,869,163 as of December 31, 2022.

Reserve for Credit Losses

The Company applies Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326") impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

The reserve for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including cash and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the reserve for credit losses. The Company's expectation is that the credit risk associated

1. Nature of operations and summary of significant accounting policies (continued)

Reserve for Credit Losses (continued)

with fees receivable is based on the nature of these financial assets, the credit quality of the counter party, the aging of these assets and the historical losses on such assets. The reserve for credit losses was increased to $668,860 as of December 31, 2022 resulting from the Company's evaluation.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's strategic advisory revenues include success fees as well as retainers earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company also earns fees for related advisory work such as providing fairness opinions.

The Company records success fees at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement, generally on the closing date of the transaction.

For certain advisory contracts, a retainer is paid to the Company and the revenue is recognized over time when certain performance obligations are simultaneously provided by the Company and consumed by the customer based on the terms of the contract and customary business practices. The transaction price or amount of revenue recognized is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services noted in the written agreements with its customers.

Revenue for private placements and capital raising transactions is recognized at the point in time that performance under the arrangement is completed, generally on the closing date of the transaction, and the fee is contingent on either the amount of capital raised or the transaction value.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the accompanying statement of financial condition at December 31, 2022.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2022, there were $505,000 in contract liabilities reported on the accompanying statement of financial condition as deferred revenue.

1. Nature of operations and summary of significant accounting policies (continued)

The below schedule summarizes the contract liability activity for the year ended December 31, 2022.

	Balance as of 12/31/2021	Additions for the year 12/31/2022	Recognized for the year 12/31/2022	Balance as of 12/31/2022
Deferred revenue	$ 86,875	$ 3,327,673	$ (2,909,548)	$ 505,000

Investments, at Fair Value

Although the Company does not trade for its own account, it may from time to time receive common stock or warrants to purchase common stock as part of its compensation for services performed by the Company. The Company treats those investments as trading securities. The investments are recorded at their estimated fair value and valued again at the balance sheet date with the difference recognized as an unrealized gain or loss in the statement of operations until disposition.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized based on the straight line method over the estimated useful lives of the assets. The Company estimates the useful lives of computers, furniture and equipment to be three years.

Impairment of Long-Lived Assets

In accordance with U.S. GAAP, the Company periodically assesses the recoverability of the carrying amounts of long-lived assets whenever events or changes in circumstances occur that indicate the carrying value may not be recoverable. An impairment loss is recognized when expected undiscounted future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds it fair value. At December 31, 2022, there was no impairment loss on the Company's long-lived assets.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. The Company is a single member limited liability company treated as a disregarded entity for federal and state tax purposes and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company's Parent is subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes, for which the Company reimburses the Parent for taxes incurred and attributable to the Company's income, which is reported in the Parent's tax returns.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Torreya Capital, LLC
Notes to the Financial Statement
December 31, 2022

---

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes (continued)

For the year ended December 31, 2022, the Company's provision for income taxes consisted of current income taxes which included foreign taxes. These foreign taxes represent corporation taxes paid to Her Majesty's ("HM") Revenue and Customs in the UK which are allocable to the Company based on the Company's share of the net income while operating a branch office in the UK. At December 31, 2022, the Company had an accrual of $343,775 for foreign taxes which is included in Accrued income taxes in the accompanying statement of financial condition.

Fair Value Measurements

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's outstanding investments as of December 31, 2022 are comprised of shares of common stock in two publicly traded companies and involve Level 1 inputs. The Company calculated the fair value of the common stock held using the quoted price of the security in an active market for the identical asset.

The following summarizes the Company's investments activity for the December 31, 2022 year end:

	Input Level	Balance as of 12/31/2021	Purchases / Issuances in 2022	Net Unrealized gains (losses) in 2022	Balance as of 12/31/2022
Common stock:					
Biotechnology	Level 1	$ 87,747	$ -	$ (12,972)	$ 74,775
		$ 87,747	$ -	$ (12,972)	$ 74,775

Torreya Capital, LLC
Notes to the Financial Statement
December 31, 2022

1. Nature of operations and summary of significant accounting policies (continued)

Leases

The Company recognizes and measures its leases in accordance with ASC 842, *Leases*. The Company is a lessee of a noncancelable operating lease for office space. The lease liability for the lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable, or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company used the incremental borrowing rate based on the information available at the commencement date for its lease. The Company's incremental borrowing rate for its lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right of use asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

2. Fixed assets

Fixed assets consists of the following as of December 31, 2022:

Computers	$	41,990
Less: Accumulated depreciation		(16,899)
Total fixed assets, net of accumulated depreciation	$	25,091

3. Commitments

The Company has an obligation as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The Company's office lease is in New York City and will expire at the end of January 2025. The office lease is secured by a standby letter of credit held in the Company's name.

The aggregate future lease payments under the Company's noncancellable operating lease as of December 31, 2022 are as follows:

Year Ending December 31,		
2023	$	507,960
2024		507,960
2025		42,330
Total minimum payments required		1,058,250
Less imputed interest		(29,565)
Total operating lease	$	1,028,685

3. Commitments (continued)

The operating lease right of use asset and operating lease liability reported on the accompanying statement of financial condition were as follows as of December 31, 2022:

Operating lease right of use asset $1,028,685
Operating lease liability $1,028,685

Supplemental Information:
Weighted average remaining lease term: 25 months
Weighted average discount rate: 2.63%

4. Related party transactions

Effective November 21, 2017, the Company entered into an expense sharing agreement with Torreya Partners, LLC (the "US affiliate") and Torreya Partners (Europe), LLP, the UK affiliate, whereby the affiliates provide certain administrative services in connection with the Company's operations. These include personnel, professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, and other general and administrative services.

As of December 31, 2022, a total of $78,232 is owed by the Company to the US affiliate and is included in Due to affiliates in the accompanying statement of financial condition.

As of December 31, 2022, a total of $109,880 is owed by the Company to the UK affiliate and is included in Due to affiliates in the accompanying statement of financial condition.

5. Employee retirement plan

The Company maintains a voluntary contributory employee retirement plan covering substantially all employees meeting certain minimum eligibility requirements. The Company makes matching contributions equal to 3% of each eligible participant's compensation up to $8,700 per annum for the year ended December 31, 2022. Employees who received under $120,000 of compensation in the prior calendar year are eligible for a matching contribution.

6. Concentration of credit risk

The Company maintains its cash balances with one financial institution which are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances exceed the FDIC insurance limits by approximately $1,946,000 at December 31, 2022. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

7. Concentration fees receivable

As of December 31, 2022, approximately 90% of the fees receivable were from three customers.

8. Income taxes

The effective tax rate of the foreign taxes is 19% and is based on the Company's share of the net income while operating a branch office in the UK.

9. Net capital requirement

The Company as a member of the FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company's net capital was $462,575, which was $351,391 in excess of its minimum requirement of $111,184.

10. Exemption from Rule 15c3-3

The Company does not claim an exemption from Securities Exchange Act ("SEA") Rule 15c3-3, in reliance on Footnote 74 to SEC Release No. 34-70073, and as discussed in Q&A 8 of the related Frequently Asked Questions ("FAQ") Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule issued by SEC staff in July 2020. In order to avail itself of this option, the Company represents that it does not, and will not, 1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, 2) does not and will not carry accounts of or for customers and 3) does not and will not carry PAB accounts. The Company's business activities are, and will remain, limited to a) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and b) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

11. Recent events relating to the disruption in the U.S. banking system

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption in the U.S. banking system. The U.S. government took certain actions to strengthen public confidence in the U.S. banking system. However, there can be no certainty that the actions taken by the U.S. government will be effective in mitigating the effects of financial institution failures on the economy, which may include limits on access to short term liquidity or other adverse effects. Continued disruption could lead to operational difficulties that could impair the Company's ability to manage its businesses and could limit its revenue due to customers reducing their level of activity. As disclosed in Note 6, the Company maintains cash amounts in excess of federally insured limits in the aggregate amount of approximately $1,946,000, as of December 31, 2022, and has certain concentrations in credit risk that expose the Company to risk of loss if the counter-party is unable to perform as a result of future disruptions to the banking system or economy. Given the uncertainty of the situation, the related financial impact cannot be reasonably estimated at this time.

12. Subsequent events

The Company has evaluated its subsequent events through March 30, 2023, the date that the accompanying financial statement was available to be issued and determined there were no significant subsequent events which would require recognition or disclosure in the accompanying financial statement other than as noted below and as disclosed in Note 11.

On December 22, 2022, Stifel Financial Corp. ("Stifel"), a publicly traded financial services company, entered into an agreement with the Company to purchase all of the Company's rights, title and interests. Effective March 1, 2023, the change of ownership was approved by FINRA and the acquisition of the Company was completed.